EXHIBIT 99.1

The shares reported in this Form 3 are held directly by various subsidiaries of
Credit Suisse, a Swiss bank.  Mr.
Vijay Lathi is a Managing Director of New Leaf
Venture Partners, L.L.C.
(NLV). NLV has entered into an agreement
(the Agreement) with DLJ Capital
Corporation (DLJCC), a Delaware corporation and indirect subsidiary of
Credit Suisse that directly owns some of the shares as to which this Form
3 relates. Pursuant to the Agreement, NLV provides sub-management services for the Sprout investment portfolio. Mr. Lathi may be deemed to beneficially own the shares as to which this Form 3 relates. Mr.
Lathi
disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.